Exhibit (e)(9)
December 19, 2023
JOHN LAROCCA
Re:
Y-mAbs Therapeutics, Inc. — Offer of
Employment

Dear John:
It is a pleasure to offer you employment with Y-mAbs Therapeutics, Inc. (“the Company”) in the position of General Counsel, Vice President Legal. You will report directly to Chief Executive Officer, Michael Rossi (“the Manager”) or another individual designated by him.
You shall perform such duties as are normally associated with such position and as the Company may reasonably require, and you shall use your best efforts to carry into effect the directions of the Manager or his/her designee.
Your primary place of work is located at the New York Office.
You agree to devote your full business time, attention, and best efforts to the performance of your duties and to the furtherance of the Company’s interests. Your employment is subject to the terms and conditions set forth in this letter, which shall override anything said to you during your interview or any other discussions about your employment with the Company.
In consideration of your services, you will receive an annual base salary of $475,000 (“Base Salary”), starting on January 3, 2024 (the “Effective Date”), to be paid in accordance with the Company’s standard payroll practices and subject to all withholdings and deductions as required by law.
In addition, you shall be eligible to receive an annual bonus of up to 30% of the Base Salary, pending performance and in accordance with the Company’s bonus program for similarly situated employees (the “Bonus”). Such Bonus, if any, is customarily paid (subject to all withholdings and deductions as required by law) by the Company end of the year or within the first two months of the calendar year. The decision whether to provide you with a bonus is fully discretionary with the Company and is typically based on factors such as your individual performance and the Company’s performance, but factors may vary based on the Company’s bonus program in any given year. You must be employed in good standing as of the date the bonus is paid to be eligible for the bonus payment.
Expenses.   The Company shall reimburse you, within thirty (30) days of voucher (receipt), the amount of all travel, hotel, entertainment, cell phone, parking and other expenses (properly vouched) reasonably incurred by you in furtherance of your employment duties in accordance with the Company’s standard expense policies.
If this offer is accepted and you begin employment with the Company, you will be eligible to participate in any benefit plans and programs in effect from time to time, including the following:
i   Paid Time-off.   You will be entitled to 24 (twenty-four) days of paid vacation per year of employment. You will only be entitled to carry five (5) Business Days (defined below) of vacation over to the next calendar year. In no event will your vacation time exceed thirty (30) Business Days in any one year. You will also be entitled to five (5) Business Days of sick leave during you first year of employment. The number of days of sick leave may increase up to a maximum of ten (10) Business Days depending on your length of employment with the Company. The term “Business Day” shall mean any day other than (i) Saturday or Sunday, or (ii) any other day on which banks in the State of New York are permitted or required to be closed.

ii   Holidays.   You will be entitled to all holidays generally provided to other employees of the Company located in the US.
iii   Medical Insurance.   During the term of employment, the Company shall acquire and pay for hospitalization, dental, major medical, or other health insurance for you and your dependents’ benefit at least equal to that medical insurance generally provided to other similarly situated employees of the Company, if any; and provided further, that the premiums payable for any such medical insurance are usual and customary. The Company reserves the right to require you to pay for a portion of the medical insurance should the Company in the future change the current policy. You acknowledge that in accordance with the Company’s insurance plans, you shall not be eligible to be enrolled in the Company healthcare plans, and your medical insurance benefits hereunder will not begin, until the first of the month following 30 days of employment. A description of such insurance benefits, if any, will be set forth in a separate letter from the Company to you notifying you of such insurance coverage. The Company agrees to reimburse you your costs of maintaining your current medical insurance benefits on unchanged terms, for a period of up two months following the effective Date or until such earlier time when you become covered by the Company’s insurance plans provided however, that in no event shall the Company’s obligation to reimburse you exceed USD up to $5,000 in total.
All these benefits, as well as others, are all subject to change at any time at the discretion of the Company.
You are expected to follow the Company policies and procedures, such as:
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the Company reserves the right (i) to inspect all correspondence received at work, including e-mail and instant messaging correspondence transmitted through the Company’s Internet connection, with or without notice, and (ii) to register all access to and activity on the Internet through the Company’s computer network.

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the Company maintains a zero tolerance policy with respect to alcohol and illegal drugs. If the Company suspects that an employee is violating the Company’s drug and alcohol use policy, the employee may be required to submit a urine and/or blood sample for testing.

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the Company reserves the right to inspect the workspace and storage areas allotted to an employee at any time upon reasonable suspicion of wrongdoing by the employee. This includes property contained in Company owned, leased or otherwise supplied office space, desks, file cabinets, lockers and motor vehicles. For clarity this does not entitle the Company to inspect your private residence when you work from home.

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All discoveries, inventions, trade secrets, developments in technology, concepts and ideas and expressions thereof relating to the Company’s business that are developed by an employee while employed by the Company shall be considered a “work made for hire” as defined in the U.S. Copyright Act of 1976, as amended (17 U.S. Code §101 et. seq.), and shall be owned by and for the express benefit of Company. In the event it should be established that such work does not qualify as a work made for hire, you hereby agree to, and do hereby assign to, the Company all of your right, title, and interest in such work product including, but not limited to, all copyrights and other proprietary rights.

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The Company’s policies and procedures concerning anti-discriminatory and anti-harassment behavior and ethical conduct.

Stock Options.   You will be entitled to participate in the Company’s 2018 Equity Incentive Plan (the “Plan”) related to the issuance of Options (as defined in the Plan) to subscribe to newly issued shares of the Company’s common stock, par value of $0.0001 per share (the “Common Stock”), upon the exercise of the Options (the “Shares”). Subject to the approval of the Compensation Committee, you will be entitled to receive Options to purchase 142,600 shares of the Company’s Common Stock. If granted, the Options shall have an initial exercise price equal to the fair market value of the Shares on the date of the grant. All Options, including their vesting schedule, shall be governed by the terms of the Plan in force at the time of the grant. You shall execute appropriate subscription agreements with the Company evidencing such grants, if any. In addition, you will be eligible for future grants at the sole discretion of the Compensation Committee.

The Company may require that continued vesting of Options following a termination of your employment be contingent on you signing general release of claims in a form acceptable to the Company.
On or before the date of grant of any Options, you will receive of a copy of the Company’s Summary Plan Description (the “Summary”) of the Plan, which includes, among other things, a description of the effect of the termination of your employment with the Company on your ability to exercise the Options, a summary of the U.S. tax implications and potential investment risks associated with the exercise of the Options and the acquisition of the Shares.
You acknowledge that you have been informed of, or is otherwise familiar with, the nature and the limitations imposed by the Securities Act of 1933, as amended (the “Act”) and the securities (“Blue Sky”) laws of the State of New York (“New York Law”), concerning the Options and the Shares and agrees to be bound by the restrictions embodied in such laws, and the rules and regulations promulgated thereunder. You hereby represent and warrant to the Company that you are receiving the Options or the Shares, for investment and not with a view to the distribution or public offering of the Options or the Shares, or any interest in the Options or the Shares, and no other person has a direct or indirect beneficial interest in the Options or the Shares. Unless the Shares have been registered for resale in accordance with a currently effective registration statement under the Act, the Company may require, as a condition to the delivery of any certificates for Shares, that the Company receive appropriate evidence that you are acquiring the Shares for investment and not with a view to the distribution or public offering of the Shares, or any interest in the Shares, and a representation to the effect that you shall make no sale or other disposition of the Shares unless (i) the Company shall have received an opinion of counsel satisfactory in form and substance to it that the sale or other disposition may be made without registration under the then applicable provisions of the Act and New York Law and the rules and regulations promulgated there under, or (ii) the Shares shall be included in a currently effective registration statement under the Act.
Employee Representation.   During your employment you shall well and faithfully serve the Company and use your best efforts to promote the interests of the Company. You shall at all times give the Company the full benefit of your knowledge, expertise, technical skill and ingenuity in the performance of your duties and exercise of your powers and authority of your position with the Company. In particular, but without limiting the generality thereof, you shall report to and shall give the Manager such information regarding the affairs of the Company as the Manager shall reasonably require and you shall at all times conform to the reasonable instructions or directions of the Manager.
Time Devoted by You.
(1)   You agree to devote substantially all your time and attention during business hours and such additional time and attention as may reasonably be required to perform your duties hereunder. You will not take part directly or indirectly in any activity or conduct which is detrimental to the best interests of the Company or which, in the reasonable judgment of the Company, may interfere with your ability to devote adequate time and attention to discharge your duties to the full extent required hereunder, unless otherwise protected by law. You may not without the Company’s prior written consent, whether as principal, partner, agent, shareholder, director, managing director, or otherwise howsoever, undertake any work or duties — salaried or unsalaried — that may be assumed, directly or indirectly, to affect your performance or which may have a negative effect on the operations of the Company or its subsidiaries.
(2)   You may not during your employment with the Company be a shareholder, member, partner, or equity owner of any company, business or enterprise, directly or indirectly, without the written consent of the Company in each case; provided that ordinary capital investments in publicly traded companies in an amount not to exceed five percent (5%) of the capital stock of such a company are not included in this restriction.
(3)   You may not have any debts to the Company, except for ordinary advance payments in connection with travels, representation, etc.
(4)   You may not seek or accept, from any actual or prospective customer, client, contractor or supplier of the Company or any associated companies, any gift or benefit of more than a trivial nature. In case of doubt, you shall obtain the prior approval of the Company.

(5)   Notwithstanding the foregoing provisions, it shall not be a violation of the terms of your employment for you to (a) serve on corporate, civic or charitable boards or committees, (b) deliver lectures, fulfill speaking engagements or teach at educational and nonprofit institutions, (c) manage personal investments, or (d) engage in activities permitted by the policies of the Company or as specifically permitted by the Company, so long as such activities do not significantly interfere with your full time performance of your responsibilities as an employee of the Company.
Termination.   Your employment may be terminated by the Company for “cause” at any time and without prior notice. Your employment may also be terminated by the Company without cause at any time and without prior notice; provided, however, that if your employment is terminated without cause, you shall be entitled to receive an amount equivalent to your Base Salary for a period of 12 months payable to you (less applicable taxes) no later than 30 days from your last day of service, provided you sign a separation agreement and general release of claims in a form acceptable to the Company. You are free to terminate your employment at any time, so long as you provide twenty-one (21) days prior written notice to the Company. Payout of accrued vacation is contingent on you terminating by twenty-one (21) days prior written notice.
For purposes of this Agreement, the words “for cause” or “cause” shall be limited to the following actions by you:
(i)   you are convicted of (or pleads guilty or no contest to) any felony or any crime involving moral turpitude;
(ii)   you participate in any fraud, act of dishonesty, or act of intentional and willful misconduct against the Company;
(iii)   you intentionally damage or willfully misappropriate any property of the Company that in any case has a material adverse effect on the Company;
(iv)   you materially breach any fiduciary, statutory, or contractual duty you owe to the Company (including, but not limited to, any breach of the confidentiality provisions contained herein or non-compliance with Company policies);
(v)   you regularly and willfully fail to diligently and successfully perform your assigned duties or fail to follow directions given to you (insubordination);
(vi)   you fail to cooperate with the Company in any investigation or proceeding by any governmental or similar authority or as otherwise authorized by the Board of Directors or a committee thereof, or
(vii)   you are found liable in an action instituted by the Securities and Exchange Commission (“SEC”) or is debarred or disqualified by the SEC or the US Food & Drug Administration or the European Medicines Agency, or other regulatory agency from serving in your capacity as the Company’s General Counsel or in any other similar capacity with the Company.
Any act, or failure to act, based upon authority given to you pursuant to a resolution duly adopted by the Company’s Board of Directors or upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Company.
Your duties, powers and authority may also be suspended by the Board of Directors for a reasonable period of time, while a determination is made as to whether cause for termination exists.
You also agree that you will not, during or after your employment with the Company whether directly or indirectly, make any disparaging remarks about the Company its business or personal practices, operations or properties, except as may be required by law.
This offer is contingent upon:
(a)   Verification of your right to work in the United States, as demonstrated by your completion of the 1-9 form upon hire and your submission of acceptable documentation (as noted on the 1-9 form) verifying your identity and work authorization within three days of starting employment;

(b)   Your execution of the Company’s enclosed standard form of Invention and Confidential Information Agreement; and
(c)   Background check to the Company’ reasonable satisfaction.
This offer will be withdrawn if any of the above conditions are not satisfied. Please do not resign from your current job until you have confirmation from the Company that these conditions have been satisfied.
By accepting this offer, you confirm that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer. You also confirm that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any copies of any agreements between you and your current or former employer describing such restrictions on your activities.
You further confirm that you will not remove or take any documents or confidential or proprietary information, data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company. If you have any questions about the ownership of particular documents or other information, discuss such questions with your former employer before removing or copying the documents or information.
We look forward to having you join us, and I’m confident that your background and experience will enable you to make important contributions to the Company.
Please sign the attached copy of this offer letter as your acceptance and return it within three (3) days to me.
Sincerely yours,
Y-MABS THERAPEUTICS, INC.
By:	/s/ Michael Rossi
Name: Michael Rossi
Title: Chief Executive Officer
AGREED AND ACCEPTED TO:
/s/ John William LaRocca

Name: John William LaRocca
Date: December 19, 2023

Y-MABS THERAPEUTICS, INC.
INVENTION AND CONFIDENTIAL INFORMATION AGREEMENT
In consideration of my employment or continued employment by Y-mAbs Therapeutics, Inc. (the “Company”), and the compensation now and hereafter paid to the undersigned, the undersigned, hereby agree as follows:
1.   Nondisclosure.
1.1   Recognition of Company’s Rights; Nondisclosure.   At all times during my employment and thereafter, I will hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Confidential Information (defined below), except as such disclosure, use or publication may be required in connection with my work for the Company, or unless an executive officer of the Company expressly authorizes such in writing. I will obtain Company’s written approval before publishing or submitting for publication any material (written, verbal, or otherwise) that relates to my work at Company and/or incorporates any Confidential Information. I hereby assign to the Company any rights I may have or acquire in such Confidential Information and recognize that all Confidential Information shall be the sole property of the Company and its assigns.
1.2   Confidential Information.   The term “Confidential Information” shall mean any and all confidential and/or proprietary knowledge, data or information (in any format, whether written, visual, oral, electronic or otherwise, and irrespective of the form of communication and whether furnished before, on or after the date hereof) of or concerning the Company, its Affiliates, its partners, customers and suppliers. By way of illustration but not limitation, the term “Confidential Information” includes (a) data, results, targets, ideas, processes, techniques, formulae, know-how, improvements, discoveries, developments and designs, tangible and intangible information relating to biological materials such as cell lines, antibodies, tissue samples, proteins, nucleic acids and the like, assays and assay components and media, procedures and formulations for producing any such assays or assay components, and pre-clinical and clinical data, results, developments or experiments (hereinafter collectively referred to as “Inventions”), (b) plans for research, development and new products, manufacturing, marketing and selling information, business plans, budgets and unpublished financial statements, licenses, prices and costs, (c) information regarding the skills and compensation of other employees of the Company, and (d) financial data, customer data, product descriptions, potential product development ideas, database descriptions, business workflow, and business information (including, without limitation, computer programs, software, databases, names and expertise of employees, suppliers, and consultants, customer lists and information, models, algorithms, know-how, formulas, processes, ideas, inventions (whether patentable or not), schematics and other technical, business, financial, customer and product development plans, forecasts, strategies and information, which are confidential, nonpublic, competitively sensitive, private, and/or proprietary and including all analyses, compilations, forecasts, data, studies, notes, translations, memoranda, copies thereof or other documents or materials prepared therefrom by the Company, its Affiliates, its partners, customers and suppliers or their respective Representatives.
For the purposes of this Agreement, the terms set forth below shall have the following meanings:
(i)   “Affiliate” shall mean, as to any person, any other person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such person, and “control” means, with respect to any person, the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of such person;
(ii)   “person” shall be broadly interpreted to include, without limitation, the media, any governmental representative, any corporation, company, partnership, joint venture, group, limited liability company, or other entity or individual; and
(iii)   “Representative” shall mean, as to any person, its directors, officers, partners, associates, employees, agents, independent contractors, consultants and advisors (including, without limitation, financial advisors, bankers, attorneys and accountants);
1.3   Third Party Information.   I understand, in addition, that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”)

subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of my employment and thereafter, I will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company personnel who need to know such information in connection with their work for the Company) or use, except in connection with my work for the Company, Third Party Information unless expressly authorized by an officer of the Company in writing.
1.4    No Improper Use of Information of Prior Employers and Others.   During my employment by the Company I will not improperly use or disclose any confidential information or trade secrets if any, of any former employer or any other person to whom I have an obligation of confidentiality, and I will not bring onto the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom I have an obligation of confidentiality unless consented to in writing by that former employer or person. I will use in the performance of my duties only information which is generally known and used by persons with training and experience comparable to my own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.
2.   Assignment of Inventions.
2.1   Proprietary Rights.   The term “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.
2.2   Prior Inventions.   Inventions, if any patented or unpatented, which I made prior to the commencement of my employment with the Company are excluded from the scope of this Agreement. To preclude any possible uncertainty, I have set forth on Exhibit A (Previous Inventions) attached hereto a complete list of all Inventions that I have, alone or jointly with others, conceived, developed or reduced to practice or caused to be conceived, developed or reduced to practice prior to the commencement of my employment with the Company, that I consider to be my property or the property of third parties and that I wish to have excluded from the scope of this Agreement (collectively referred to as “Prior Inventions”). If disclosure of any such Prior Invention would cause me to violate any prior confidentiality agreement, I understand that I am not to list such Prior Inventions in Exhibit A but am only to disclose a cursory name for each such invention, a listing of the party(ies) to whom it belongs and the fact that full disclosure as to such inventions has not been made for that reason. A space is provided on Exhibit A for such purpose. If no such disclosure is attached, I represent that there are no Prior Inventions. If, in the course of my employment with the Company, I incorporate a Prior Invention into a Company product, process or machine, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sublicensees) to make, have made, modify, use and sell such Prior Invention. Notwithstanding the foregoing, I agree that I will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s prior written consent.
2.3   Assignment of Inventions.   Subject to Sections 2.4, and 2.6, I hereby assign and agree to assign in the future (when any such Inventions or Proprietary Rights are first reduced to practice or first fixed in a tangible medium, as applicable) to the Company all my right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by me, either alone or jointly with others, during the period of my employment with the Company. Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this Section 2, are hereinafter referred to as “Company Inventions.”
2.4   Nonassignable Inventions.   I recognize that, in the event of a specifically applicable state law, regulation, rule, or public policy (“Specific Inventions Law”), this Agreement will not be deemed to require assignment of any invention which qualifies fully for protection under a Specific Inventions Law by virtue of the fact that any such invention was, for example, developed entirely on my own time without using the Company’s equipment, supplies, facilities, or trade secrets and neither related to the Company’s actual or anticipated business, research or development, nor resulted from work performed by me for the Company. In the absence of a Specific Inventions Law, the preceding sentence will not apply.

2.5   Obligation to Keep Company Informed.   During the period of my employment and for six (6) months after termination of my employment with the Company, I will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by me, either alone or jointly with others. In addition, I will promptly disclose to the Company all patent applications filed by me or on my behalf within one (1) year after termination of employment. At the time of each such disclosure, I will advise the Company in writing of any Inventions that I believe fully qualify for protection under the provisions of a Specific Inventions Law, and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. The Company will keep in confidence and will not use for any purpose or disclose to third parties without my consent any confidential information disclosed in writing to the Company pursuant to this Agreement relating to Inventions that qualify fully for protection under a Specific Inventions Law. I will preserve the confidentiality of any Invention that does not fully qualify for protection under a Specific Inventions Law. I agree that it shall be conclusively presumed as against me that any Invention related to the Confidential Information described by me in a patent, service mark, trademark, or copyright application, disclosed by me in any manner to a third person, or created by me or any person with whom I have any business, financial or confidential relationship, within one (1) year after termination of my employment with the Company, was conceived or made by me during the period of my employment with the Company and that such Invention is the sole property of the Company.
2.6   Government or Third Party.   I also agree to assign all my right, title and interest in and to any particular Company Invention to a third party, including without limitation the United States, as directed in writing by the Company.
2.7   Works for Hire.   I acknowledge and agree that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C., Section 101), and shall be owned by and for the express benefit of Company. In the event it should be established that such work does not qualify as a work made for hire, you hereby agree to, and do hereby assign to, the Company all of my right, title, and interest in such work product including, but not limited to, all copyrights and other Proprietary Rights.
2.8   Enforcement of Proprietary Rights.   I will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign. Proprietary Rights relating to Company Inventions in any and all countries. To that end I will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, I will execute, verify and deliver assignments of such Proprietary Rights to the Company or its designee. My obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate after such termination of my employment for the time actually spent by me at the Company’s request on such assistance.
In the event the Company is unable for any reason, after reasonable effort, to secure my signature on any document needed in connection with the actions specified in the preceding paragraph, I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and in my behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims, of any nature whatsoever, which I now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.
3.   Records.   I agree to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Confidential Information developed by me and all Inventions made by me during the period of my employment at the Company, which records shall be available to and remain the sole property of the Company at all times.
4.   Additional Activites.   I agree that during the period of my employment by the Company. I will not, without the Company’s express written consent, engage in any employment or business activity which is competitive with, or would otherwise conflict with, my employment by the Company. I agree further that for the period of my employment by the Company and for one (1) year after the date of termination of my employment by the Company I will not, either directly or through others, solicit or attempt to solicit any employee, independent contractor, client, customer, supplier or consultant of the Company to terminate his or her relationship with The Company in order to become an employee, independent contractor, client, customer, supplier or consultant to or for any other person or entity.
5.   No Conflicting Obligation.   I represent that my performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any agreement either written or oral in conflict with the terms of this Agreement.
6.   Return of Company Documents.   When I leave the employ of the Company and at the Company’s earlier requests, I will deliver to the Company any and all drawings, notes, memoranda, specifications, devices, formulas, records and documents, together with all copies thereof, and any other material containing or disclosing any Company Inventions, Third Party Information or Confidential Information of the Company. I further agree that any property situated on the Company’s premises and owned by the Company, including, without limitation, disks, computers (desktop, laptop or other mobile device), hard drives and other storage media, filing cabinets, lockers or other work areas, is subject to inspection by Company personnel at any time with or without notice. Prior to leaving, I will cooperate with the Company in completing and signing the Company’s exit interview documentation.
7.   Legal and Equitable Remedies.   Because my services are personal and unique and because I may have access to and become acquainted with the Confidential Information of the Company, the Company shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.
8.   Notices.   Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at each other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing, or on the next business day if sent through an overnight courier.
9.   Notification of New Employer.   In the event that I leave the employ of the Company, I hereby consent to the notification of my new employer of my rights and obligations under this Agreement.
10.   General Provisions.
10.1   Governing Law; Consent to Personal Jurisdiction.   This Agreement will be governed by and construed according to the laws of the State of New York, as such laws are applied to agreements entered into and to be performed entirely within New York between New York residents. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in the City and County, New York, State of New York for any lawsuit filed there against me by Company arising from or related to this Agreement.
10.2   Severability.   In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If moreover, any one or more of the provisions contained in this Agreement shall for any reason be held by a court to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it shall then appear.
10.3   Successors and Assigns.   This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.
10.4   Survival.   The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

10.5   At-Will Employment Relationship.   I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, nor shall it interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause or advance notice.
10.6   Waiver.   No waiver by the Company of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Agreement shall be construed as a waiver of any other right. The Company shall not be required to give notice to enforce strict adherence to all terms of this Agreement.
10.7   Entire Agreement.   The obligations pursuant to Sections 1 and 2 of this Agreement (with the exception of Section 2.7) shall apply to any time during which I was previously employed, or am in the future employed, by the Company as an employee or as a consultant if no other agreement governs nondisclosure and assignment of inventions during such period. This Agreement is the final, complete and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior discussions or written or oral agreements, commitments or understandings between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement. Notwithstanding the foregoing the Company may assign this Agreement without my consent to any of its Affiliates or in connection with a sale or other disposition of substantially all the assets of the Company or a merger or consolidation of the Company with or into another entity.
10.8   This Agreement shall be effective as of the first day of my employment with the Company.
I have read this agreement carefully and understand its terms. I have completely filled out Exhibit A to this agreement.
Dated:
/s/ John LaRocca

(Signature)
JOHN LAROCCA
(Printed Name)
ACCEPTED AND AGREED TO:
Y-mAbs Therapeutics, Inc.
By: /s/ Michael Rossi

Title: CEO
230 Park Avenue
Suite 3350
New York, NY 10169
Dated: 12/20/2023

EXHIBIT A
PREVIOUS INVENTIONS
TO:           Y-MABS THERAPEUTICS, INC.
FROM:
DATE:
SUBJECT:           Previous Inventions
1.   Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment by Y-MABS THERAPEUTICS, INC. (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my engagement by the Company:
No inventions or improvements.
See below:
Additional sheets attached.
2.   Due to a prior confidentiality agreement, I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below, the proprietary rights and duty of confidentiality with respect to which I owe to the following party(ies):
	Invention or Improvement	Party(ies)	Relationship
1.
2.
3.
Additional sheets attached.